Amendment to Subadvisory Agreements

Prudential Investments LLC and Goldman Sachs Asset Management, L.P. (“Subadviser”) hereby agree to amend the subadvisory agreements (including any amendments or supplements) listed below (collectively, the “Agreement”) by amending Schedule A to such Agreement (“Schedule A”). Schedule A addresses the level of subadvisory fees paid by the Manager to Subadviser under the Agreement. Schedule A is hereby replaced in its entirety with the attached Amended Schedule A, effective as of May 1, 2014.

The Agreement affected by this Amendment consists of the following:

  Subadvisory Agreement, dated as of January 1, 2006, between Prudential Investments LLC, and Subadviser, pursuant to which Subadviser has been retained to provide investment advisory services to the PSF Small Cap Value Portfolio of Prudential Series Fund.

Prudential Investments LLC and Subadviser further agree that each Amended Schedule A supersedes any other fee arrangements, written or oral, that may be applicable to the Agreements listed above.

IN WITNESS HEREOF, Prudential Investments LLC and Goldman Sachs Asset Management, L.P. have duly executed this Amendment as of the date and year first written above.

PRUDENTIAL INVESTMENTS LLC

By: /s/ Bradley Tobin

Name: Bradley Tobin

Title: Vice President

Goldman Sachs Asset Management, L.P.

By: /s/ Marci Green

Name: Marci Green

Title: Managing Director

Effective Date: May 1, 2014

AMENDED SCHEDULE A FOR Subadvisory Agreement

Prudential Series Fund

PSF Small Cap Value Portfolio

As compensation for services provided by Goldman Sachs Asset Management, L.P. (Goldman Sachs), Prudential Investments LLC (PI) will pay Neuberger Berman an advisory fee on the net assets managed by Neuberger Berman that is equal, on an annualized basis, to the following:

Portfolio	Subadvisory Fee Rate*
PSF Small Cap Value Portfolio	0.50% for first $500 million in average daily net assets; 0.45% over $500 million in average daily net assets

Effective Date: May 1, 2014

*Goldman Sachs has also agreed to waive the compensation due to it under this agreement to the extent necessary to reduce its effective monthly subadvisory fees for the PSF Small Cap Value Portfolio by the following percentages based on the combined average daily net assets of the following portfolios: the AST Goldman Sachs Large Cap Value Portfolio of Advanced Series Trust, the AST Goldman Sachs Multi-Asset Portfolio of Advanced Series Trust, the AST Goldman Sachs Mid Cap Growth Portfolio of Advanced Series Trust, the AST Goldman Sachs Small Cap Value Portfolio of Advances Series Trust, the AST Goldman Sachs Strategic Income Portfolio of Advanced Series Trust, the AST Goldman Sachs Global Growth Portfolio of Advance Series Trust, and the sleeve of PSF SP Small-Cap Value Portfolio of the Prudential Series Fund for which Goldman Sachs acts as subadviser:

Combined Asset Levels Percentage Fee Waiver

Assets up to $1 billion 2.5% Fee Reduction

Assets between $1 billion and $2.5 billion 5.0% Fee Reduction

Assets between $2.5 billion and $5.0 billion 7.5% Fee Reduction

Assets above $5.0 billion 10.0% Fee Reduction